

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. Brian W. Penny
Chief Financial Officer
Western Goldfields, Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120, PO Box 167
Toronto, Ontario, Canada M5J 2J4

>    **Re:     Western Goldfields, Inc.**
>    **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>    **Filed March 28, 2008**
>    **File No. 1-33802**

Dear Mr. Penny:

        We have completed our review of your 2007 Form 10-KSB, and do not, at this time, have any further comments.


                                        Sincerely,


                                        Jill S. Davis
                                        Branch Chief